February 11, 2005


TELECOPIED TO : (202) 942-9638
AND VIA EDGAR AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:        Julia E. Griffith

Re:      Fonix Corporation; Schedule TO-I
         Filed January 20, 2005, File No. 005-47375, as amended

Dear Ms. Griffith:

         In response to your comment letter dated February 9, 2005, relating to the above-referenced Schedule TO-I filed by Fonix Corporation (the "Company"), the Company hereby acknowledges the following:

          - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          - The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Please note that the law firm of Durham Jones & Pinegar will provide responses to your enumerated comments. This letter is meant to accompany the response letter.

         Thank you for your assistance in this matter.

                                     Very truly yours,

                                     Fonix Corporation



                                       By: /s/ Thomas A. Murdock
                                       Thomas A. Murdock
                                       Chief Executive Officer